Exhibit 21.1

LIST OF

SUBSIDIARIES OF

CGL LOGISTICS HOLDINGS LIMITED

Name	Jurisdiction

CGL Holdings Ltd	British Virgin Islands
CGL Global Lines Holding Limited	British Virgin Islands
CGL Flying Fish Logistics (Shanghai) Limited	People’s Republic of China
China Global Lines Limited	Hong Kong
CGL Flying Fish Logistics (Beijing) Limited	People’s Republic of China